Exhibit 3.1

THIRD Amended and Restated CERTIFICATE OF INCORPORATION
OF
SpringWorks Therapeutics, Inc.

FIRST. The name of the corporation is SpringWorks Therapeutics, Inc. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 100 shares of common stock, and the par value of each such share is $0.01.

Fifth. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. The number of directors of the Corporation shall be fixed from time to time pursuant to the bylaws of the Corporation.

EIGHTH. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, including but not limited to the election of directors, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

NINTH. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director of the Corporation, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article NINTH by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article NINTH.